UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 66613/March 16, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14732

In the Matter of :	
:	
AMERICAN UNITY INVESTMENTS, INC., :	
CHINA DISPLAY TECHNOLOGIES, INC., :	ORDER MAKING FINDINGS AND
CHINA WIND ENERGY, INC., :	REVOKING REGISTRATIONS
ENVIRONMENT ECOLOGY HOLDING :	BY DEFAULT
COMPANY OF CHINA, :	
FIRST CAPITAL CHINA CORPORATION, :	
FUDA FAUCET WORKS, INC., :	
GREATER CHINA MEDIA & :	
ENTERTAINMENT CORP., :	
XECHEM INTERNATIONAL, INC., and :	
YI XIN INTERNATIONAL COPPER, INC. :	

SUMMARY

This Order revokes the registrations of the registered securities of American Unity Investments, Inc., China Display Technologies, Inc., China Wind Energy, Inc., Environment Ecology Holding Company of China, First Capital China Corporation, Fuda Faucet Works, Inc., Greater China Media & Entertainment Corp., Xechem International, Inc., and Yi Xin International Copper, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 2, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12 of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 27, 2012.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

American Unity Investments, Inc. (CIK No. 1075861),[2] is a Florida corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A[3] on September 26, 2008, for the period ended December 31, 2007. As of November 17, 2011, the company's common stock was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Display Technologies, Inc. (CIK No. 59544), is a Delaware corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 14, 2008, for the period ended September 30, 2008. As of November 17, 2011, the company's common stock was

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[1] American Unity Investments, Inc., and Environment Ecology Holding Company of China, Florida corporations, were served with the OIP by personal service on their Florida registered agents on February 9, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Fla. Stat. §§ 607.0502, .0504. China Display Technologies, Inc., First Capital China Corporation, Xechem International, Inc., and Yi Xin International Copper, Inc., Delaware corporations, were served with the OIP by personal service on their Delaware registered agents on February 9, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321. Fuda Faucet Works, Inc., a Delaware corporation, was served with the OIP by personal service on the Delaware Secretary of State on February 27, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321. China Wind Energy, Inc., and Greater China Media & Entertainment Corp., Nevada corporations, were served with the OIP by personal service on their Nevada registered agents on February 9, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090.

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Wind Energy, Inc. (CIK No. 1393109), is a Nevada corporation located in Heilongjiang Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A on April 28, 2011, for the period ended July 31, 2010. As of November 17, 2011, the company's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Environment Ecology Holding Company of China (CIK No. 1352419) is a Florida corporation located in Xi'An City, Shaanxi Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A on March 23, 2009, for the period ended December 31, 2008. The company's stock is not publicly quoted or traded.

First Capital China Corporation f/k/a Artcraft V, Inc. (CIK No. 1294614), is a Delaware corporation located in Shenzhen City, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 10, 2009, for the period ended September 30, 2009. The company's stock is not publicly quoted or traded.

Fuda Faucet Works, Inc. (CIK No. 61500), is a Delaware corporation located in Jiangxi Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K on April 14, 2009, for the period ended December 31, 2008. As of November 17, 2011, the company's common stock was quoted on the OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Greater China Media & Entertainment Corp. (CIK No. 1321366) is a Nevada corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on February 23, 2009, for the period ended December 31, 2008. As of November 17, 2011, the company's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Xechem International, Inc. (CIK No. 919611), is a Delaware corporation located in Middletown, New Jersey, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB on May 21, 2007, for the period ended March 31, 2007. As of November 17, 2011, the company's common stock was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Yi Xin International Copper, Inc. (CIK No. 1402211), is a Delaware corporation located in Yingtan City, Jiangxi Province, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on January 8, 2009, for the period ended September 30, 2008. The company's stock is not publicly quoted or traded.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of American Unity Investments, Inc., is REVOKED;

the REGISTRATION of the registered securities of China Display Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of China Wind Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of Environment Ecology Holding Company of China is REVOKED;

the REGISTRATION of the registered securities of First Capital China Corporation is REVOKED;

the REGISTRATION of the registered securities of Fuda Faucet Works, Inc., is REVOKED;

the REGISTRATION of the registered securities of Greater China Media & Entertainment Corp. is REVOKED;

the REGISTRATION of the registered securities of Xechem International, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Yi Xin International Copper, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge